UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Revolution Medicines, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

76155X100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76155X100	SCHEDULE 13G	Page 2 of 20 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,909,317
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,909,317

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,317
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 3 of 20 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,909,317
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,909,317

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,317
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 4 of 20 Pages

1.	NAMES OF REPORTING PERSONS TRV GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,909,317
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,909,317

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,317
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 5 of 20 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,024,031
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,024,031

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,024,031
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 6 of 20 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,024,031
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,024,031

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,024,031
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 7 of 20 Pages

1.	NAMES OF REPORTING PERSONS TRV GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,024,031
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,024,031

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,024,031
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 8 of 20 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,419,900
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,419,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,900
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 9 of 20 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,419,900
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,419,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,900
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 10 of 20 Pages

1.	NAMES OF REPORTING PERSONS TRV GP IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,419,900
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,419,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,900
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 11 of 20 Pages

1.	NAMES OF REPORTING PERSONS Mark Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,721(2)
	6.	SHARED VOTING POWER 8,933,348
	7.	SOLE DISPOSITIVE POWER 15,721(2)
	8.	SHARED DISPOSITIVE POWER 8,933,348

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,949,069 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

(2)	Includes 1,572 shares of Common Stock held directly by the Levin Family 2014 Irrevocable Trust.

CUSIP No. 76155X100	SCHEDULE 13G	Page 12 of 20 Pages

1.	NAMES OF REPORTING PERSONS Kevin P. Starr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,720
	6.	SHARED VOTING POWER 8,933,348
	7.	SOLE DISPOSITIVE POWER 15,720
	8.	SHARED DISPOSITIVE POWER 8,933,348

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,949,068
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 13 of 20 Pages

1.	NAMES OF REPORTING PERSONS Robert I. Tepper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,720
	6.	SHARED VOTING POWER 8,933,348
	7.	SOLE DISPOSITIVE POWER 15,720
	8.	SHARED DISPOSITIVE POWER 8,933,348

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,949,068
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 76155X100	SCHEDULE 13G	Page 14 of 20 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Revolution Medicines, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

700 Saginaw Drive

Redwood City, California 94063

Item 2.	Filing Person

(a) – (c)   Name of Persons Filing; Address; Citizenship:

(i)	Third Rock Ventures II, L.P. (“TRV II”);

(ii)	Third Rock Ventures GP II, L.P. (“TRV GP II”), which is the sole general partner of TRV II;

(iii)	TRV GP II, LLC (“TRV GP II LLC”), which is the sole general partner of TRV GP II;

(iv)	Third Rock Ventures III, L.P. (“TRV III”);

(v)	Third Rock Ventures GP III, L.P. (“TRV GP III”), which is the sole general partner of TRV III;

(vi)	TRV GP III, LLC (“TRV GP III LLC”), which is the sole general partner of TRV GP III;

(vii)	Third Rock Ventures IV, L.P. (“TRV IV”);

(viii)	Third Rock Ventures GP IV, L.P. (“TRV GP IV”), which is the sole general partner of TRV IV;

(ix)	TRV GP IV, LLC (“TRV GP IV LLC”), which is the sole general partner of TRV GP IV;

(x)	Mark Levin (“Levin”), a managing member of TRV GP II LLC and TRV GP III LLC;

(xi)	Kevin P. Starr (“Starr”), a managing member of TRV GP II LLC and TRV GP III LLC; and

(xii)

Robert I. Tepper (“Tepper,” and collectively with TRV II, TRV GP II, TRV GP II LLC, TRV III, TRV GP III, TRV GP III LLC, TRV IV, TRV GP IV, TRV GP IV LLC, Levin and Starr, the “Reporting Persons”), a managing member of TRV GP II LLC and TRV GP III LLC.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

Each of TRV II, TRV GP II, TRV III, TRV GP III, TRV IV and TRV GP IV is a Delaware limited partnership. Each of TRV GP II LLC, TRV GP III LLC and TRV GP IV LLC is a Delaware limited liability company. Levin, Tepper and Starr are United States citizens.

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”)

(e)	CUSIP Number:

76155X100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 76155X100	SCHEDULE 13G	Page 15 of 20 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)  and (b)   Amount beneficially owned:

(i)	TRV II directly owns 1,909,317 shares of Common Stock (the “II Shares”), which represents approximately 2.9% of the outstanding shares of Common Stock.

(ii)	TRV GP II is the general partner of TRV II and may be deemed to beneficially own the II Shares.

(iii)	TRV GP II LLC is the general partner of TRV GP II and may be deemed to beneficially own the II Shares.

(iv)	TRV III directly owns 7,024,031 shares of Common Stock (the “III Shares”), which represents approximately 10.6% of the outstanding shares of Common Stock.

(v)	TRV GP III is the general partner of TRV III and may be deemed to beneficially own the III Shares.

(vi)	TRV GP III LLC is the general partner of TRV GP III and may be deemed to beneficially own the III Shares.

(vii)	TRV IV directly owns 1,419,900 shares of Common Stock (the “IV Shares”), which represents approximately 2.1% of the outstanding shares of Common Stock.

(viii)	TRV GP IV is the general partner of TRV IV and may be deemed to beneficially own the IV Shares.

(ix)	TRV GP IV LLC is the general partner of TRV GP IV and may be deemed to beneficially own the IV Shares.

(x)

As a managing member of TRV GP II LLC and TRV GP III LLC, Levin may be deemed to beneficially own the II Shares and III Shares. Additionally, Levin directly owns 14,149 shares of Common Stock and the Levin Family 2014 Irrevocable Trust directly owns 1,572 shares of Common Stock (the “Trust Shares”). As Levin’s spouse is a trustee of the Levin Family 2014 Irrevocable Trust, Levin may be deemed to beneficially own the Trust Shares.

CUSIP No. 76155X100	SCHEDULE 13G	Page 16 of 20 Pages

(xi)	As a managing member of TRV GP II LLC and TRV GP III LLC Tepper may be deemed to beneficially own the II Shares and III Shares. Additionally, Tepper directly owns 15,720 shares of Common Stock.

(xii)	As a managing member of TRV GP II LLC and TRV GP III LLC, Starr may be deemed to beneficially own the II Shares and III Shares. Additionally, Starr directly owns 15,720 shares of Common Stock.

Each of TRV III, TRV GP III, TRV GP III LLC, Levin, Starr and Tepper, on the one hand, and TRV IV, TRV GP IV and TRV GP IV LLC, on the other hand, disclaim the existence of a “group” for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, and nothing contained in this report shall be deemed an admission that any such group exists or may exist.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
TRV II	0	1,909,317	0	1,909,317
TRV GP II	0	1,909,317	0	1,909,317
TRV GP II LLC	0	1,909,317	0	1,909,317
TRV III	0	7,024,031	0	7,024,031
TRV GP III	0	7,024,031	0	7,024,031
TRV GP III LLC	0	7,024,031	0	7,024,031
TRV IV	0	1,419,900	0	1,419,900
TRV GP IV	0	1,419,900	0	1,419,900
TRV GP IV LLC	0	1,419,900	0	1,419,900
Levin	15,721	8,933,348	15,721	8,933,348
Starr	15,720	8,933,348	15,720	8,933,348
Tepper	15,720	8,933,348	15,720	8,933,348

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 66,380,190 shares of common stock issued and outstanding as of November 9, 2020, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 76155X100	SCHEDULE 13G	Page 17 of 20 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 76155X100	SCHEDULE 13G	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

THIRD ROCK VENTURES II, L.P.

By: THIRD ROCK VENTURES GP II, L.P.,
General Partner

By:	TRV GP II, LLC,

General Partner

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP II, L.P.

By:	TRV GP II, LLC,

General Partner

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

TRV GP II, LLC

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES III, L.P.

By:	THIRD ROCK VENTURES GP III, L.P.,

General Partner

By:	TRV GP III, LLC,

General Partner

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP III, L.P.

By:	TRV GP III, LLC,

General Partner

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

CUSIP No. 76155X100	SCHEDULE 13G	Page 19 of 20 Pages

TRV GP III, LLC

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES IV, L.P.

By:	THIRD ROCK VENTURES GP IV, L.P.,

General Partner

By:	TRV GP IV, LLC,

General Partner

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP IV, L.P.

By:	TRV GP IV, LLC,

General Partner

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

TRV GP IV, LLC

By:	/s/ Kevin Gillis

Kevin Gillis
Chief Operating Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

CUSIP No. 76155X100	SCHEDULE 13G	Page 20 of 20 Pages

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper

EXHIBIT 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Kevin Gillis his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof. Each of the undersigned may execute this power of attorney in separate counterparts, and each counterpart shall be deemed to be an original instrument. This agreement shall be effective as to each of the undersigned as of the date signed by that signatory.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of January, 2014.

/s/ Mark Levin
Mark Levin

/s/ Kevin P. Starr
Kevin P. Starr

/s/ Robert I. Tepper
Robert I. Tepper

EXHIBIT 99.1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

THIRD ROCK VENTURES II, L.P.

By: THIRD ROCK VENTURES GP II, L.P.,
General Partner

By: TRV GP II, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP II, L.P.

By: TRV GP II, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

TRV GP II, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES III, L.P.

By: THIRD ROCK VENTURES GP III, L.P.,
General Partner

By: TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP III, L.P.

By: TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

TRV GP III, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES IV, L.P.

By: THIRD ROCK VENTURES GP IV, L.P.,
General Partner

By: TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP IV, L.P.

By: TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

TRV GP IV, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper